Exhibit 5.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Royster-Clark Ltd.
We consent to the use of our audit report dated March 28, 2006 with respect to the consolidated balance sheet of Royster-Clark Ltd. and subsidiaries as at December 31, 2005, and the related consolidated statements of operations and accumulated deficit and cash flows for the period January 24, 2005 (inception) to December 31, 2005 incorporated by reference in the Amended Registration Statement on Form F-9 and related short form base shelf prospectus of Agrium Inc., dated May 15, 2006 for the registration of up to U.S.$500,000,000 aggregate principal amount of Debt Securities and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Norfolk, Virginia U.S.A.
May 15, 2006